Exhibit 99(d)(ii)

SCHEDULE A

to the

INVESTMENT ADVISORY AGREEMENT

Dated August 13, 2013 between

LOEB KING TRUST

and

CARL M. LOEB ADVISORY PARTNERS L.P.

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Loeb King Alternative Strategies Fund	1.50%
Loeb King Asia Fund	1.50%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of March 25, 2014.

LOEB KING TRUST, on behalf of each Fund listed on Schedule A

By:/s/ David S. Hampson

Name: David S. Hampson

Title: Treasurer and Principal Financial Officer

CARL M. LOEB ADVISORY PARTNERS L.P.

By:/s/ Robert S. Schwartz

Name: Robert S. Schwartz

Title: Sr. Vice President